Investor Pitch



www.allestimator.com

13800 Coppermine Road

Herndon, VA 21071

info@allestimator.com

Why you should invest in Allestimator.com ?



- Backed by 26 years industry experience

- Equipped with up-to-date takeoff and estimation software

- Proven business model

- No debt, established business and brand

- Exponentially growing revenue for holding company

Why you should invest in Allestimator.com ?

- Existing US client base

- Market reach unbound by geographical limits

- Automation in construction support services is the new norm. We are early entrants to lead this market segment

- Wide spectrum of construction trades served



BRITISH COLOUMIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
CANADA
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
NB
MAINE
NS
SOUTH DAKOTA
MONTANA
VT
NH
OREGON
IDAHO
WYOMING
NEW YORK
USA
MONTANA
MONTANA
LOUISIANA
OHIO
INDIANA
MONTANA
MONTANA
COLORADO
KANSAS
LOUISIANA
CALIFORONIA
OKLAHOMA
TENNESEE
ARKANSAS
ARIZONA
NEW MEXICO
MISSISSIPPI
DELLAS
ALABAMA
TEXAS
GEORGIA
LOUISIANA

Current US clients

Current Offer

- **Invest as SAFE with pre money valuation of US$ 4M at 15 % discount**

- **Early investors for upto US$150,000 will have valuation cap of US$ 3 M at 15 % discount**

- **You are investing in V-Plan Inc, a Virginia C-corporation, USA**

WHAT'S IN THE PIPELINE ?

SaaS

applications for full stack & spectrum

As an innovative, IT-focussed company, we're already working on technology to broaden our services and expand our base. Here's what's in the works:



Bid sourcing

Estimation	Site resource tracking

Correspondence management

Management of Manpower, Materials and Machinery

Networking

WHAT'S IN THE PIPELINE ?

- **Cloud based construction management platform**

- **One platform that provides full spectrum of construction business process including**

- **This futuristic, portable, hand-held tablet will usher contractors, architects and construction companies through their entire business cycle, from bid to project delivery to closeout.**



Bid sourcing

Estimation	Site resource tracking

Project communication and document management

Management of
Manpower, Materials and Machinery

Networking

SaaS applications in the pipeline

Project Leads

Site resource tracking

Project communication and
document management

Optimization and Management of
Manpower, Materials and Machinery

Networking for skilled trades and suppliers

Exit

- next funding series

- public listing

- buy back



We're veterans of the industry with unparalleled credentials.
Help us jump start to transform the future of construction SME's

www.allestimator.com
by V-Plan Inc



13800 Coppermine Road
Herndon, VA 21071
info@allestimator.com